Putnam Global Equity Fund, April 30, 2010, semiannual report

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1 (000s omitted)

Class A	22,292
Class B	1,008
Class C	307

72DD2 (000s omitted)

Class M	332
Class R	38
Class Y	627

73A1

Class A	0.2150
Class B	0.1550
Class C	0.1620

73A2

Class M	0.1800
Class R	0.1990
Class Y	0.2330

74U1	(000s omitted)

Class A	101,725
Class B	5,606
Class C	1,835

74U2	(000s omitted)

Class M	1,807
Class R	161
Class Y	2,633

74V1

Class A	8.33
Class B	7.53
Class C	7.93

74V2

Class M	8.00
Class R	8.24
Class Y	8.59

Item 61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

Item 74P

On September 15, 2008, the fund terminated its outstanding derivatives contracts with Lehman Brothers Special Financing, Inc.
(LBSF) in connection with the bankruptcy filing of LBSFs parent company, Lehman Brothers Holdings, Inc. On September 26, 2008, the fund entered into a receivable purchase agreement (Agreement) with another registered investment company (the Seller) managed by Putnam Management. Under the Agreement, the Seller sold to the fund the right to receive, in the aggregate, $2,194,515 in net payments from LBSF in connection with certain terminated derivatives transactions (the Receivable), in exchange for an initial payment plus (or minus) additional amounts based on the funds ultimate realized gain (or loss) with respect to the Receivable. The Receivable offsets against the funds net payable to LBSF and is included in the Statement of assets and liabilities in Payable for investments purchased. The fund has accrued interest on the net payable, which is included in the Statement of assets and liabilities in Interest payable. Following the close of the reporting period, the fund paid $682,121 to the Seller in accordance with the terms of the Agreement and the fund paid $935,919, including interest, to LBSF in complete satisfaction of the funds obligations under the terminated contracts.


Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.